Exhibit 99.3

Ellomay Capital Ltd. and its Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2017 (Unaudited)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30	December 31
		2017	2016
		Unaudited	Audited
	Note	US$ in thousands
Assets
Current assets
Cash and cash equivalents		43,490	23,650
Marketable securities		8,007	1,023
Restricted cash		17	16
Trade and other receivables	5	13,425	9,952
		64,939	34,641
Non-current assets
Investment in equity accounted investee	6	33,325	30,788
Advances on account of investments	6	11,133	905
Financial assets		1,473	1,330
Fixed assets		87,855	77,066
Restricted cash and deposits		2,144	5,399
Deferred tax		2,546	2,614
Long term receivables	5	2,377	3,431
		140,853	121,533
Total assets		205,792	156,174

Liabilities and Equity
Current liabilities
Current maturities of long term loans		1,268	1,150
Debentures		5,500	4,989
Trade payables		1,574	1,684
Other payables		3,253	3,279
		11,595	11,102
Non-current liabilities
Finance lease obligations		4,396	4,228
Long-term loans		27,065	17,837
Debentures		68,451	30,548
Deferred tax		1,137	925
Other long-term liabilities		2,800	2,764
		103,849	56,302
Total liabilities		115,444	67,404

Equity
Share capital		26,597	26,597
Share premium		77,729	77,727
Treasury shares		(1,999)	(1,985)
Reserves		(10,251)	(17,024)
Retained earnings		(643)	4,191
Total equity attributed to shareholders of the Company		91,433	89,506
Non-Controlling Interest		(1,085)	(736)

Total equity		90,348	88,770
Total liabilities and equity		205,792	156,174

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Comprehensive Income (Loss)

	For the six	For the six	For the year
	months ended	months ended	ended December
	June 30, 2017	June 30, 2016	31, 2016
	Unaudited	Unaudited	Audited
	US$ in thousands (except per share amounts)
Revenues	7,331	6,513	12,872
Operating expenses	(935)	(1,159)	(2,305)
Depreciation expenses	(2,378)	(2,518)	(4,884)
Gross profit	4,018	2,836	5,683

Project development costs	(1,580)	*(713)	*(2,434)
General and administrative expenses	(1,313)	* (1,127)	*(2,245)
Share of profits (loss) of equity accounted investee	(67)	312	1,505
Other income, net	10	85	99
Operating Profit	1,068	1,393	2,608

Financing income	316	164	290
Financing income (expenses) in connection with derivatives, net	(1,722)	(1,024)	704
Financing expenses	(4,120)	(1,895)	(4,050)
Financing expenses, net	(5,526)	(2,755)	(3,056)

Loss before taxes on income	(4,458)	(1,362)	(448)

Taxes on income	(725)	(309)	(625)

Loss for the period	(5,183)	(1,671)	(1,073)
Loss attributable to:
Shareholders of the Company	(4,834)	(1,476)	(605)
Non-controlling interests	(349)	(195)	(468)

Loss for the period	(5,183)	(1,671)	(1,073)
Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Effective portion of change in fair value of cash flow hedges	(126)	-	-
Net change in fair value of cash flow hedges transferred to profit or loss	618	-	-
Foreign currency translation adjustments	1,819	(267)	(267)
Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	4,462	2,018	(1,542)

Total other comprehensive income (loss)	6,773	1,751	(1,809)

Total comprehensive income (loss)	1,590	80	(2,882)

Basic net loss per share	(0.46)	(0.14)	(0.06)
Diluted net loss per share	(0.46)	(0.14)	(0.06)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

*  Reclassified – See note 2C

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
					Translation
			Retained		reserve		Presentation
			earnings		from		currency		Non-
	Share	Share	(Accumulated	Treasury	foreign	Hedging	translation		controlling	Total
	capital	premium	Deficit)	shares	operations	Reserve	reserve	Total	interests	Equity
	US$ in thousands
	Unaudited
For the six months ended
June 30, 2017

Balance as at
January 1, 2017	26,597	77,727	4,191	(1,985)	547	-	(17,571)	89,506	(736)	88,770
Loss for the period	-	-	(4,834)	-	-		-	(4,834)	(349)	(5,183)
Other comprehensive income (loss)	-	-	-	-	1,819	492	4,462	6,773	-	6,773
Total comprehensive income (loss)	-	-	(4,834)	-	1,819	492	4,462	1,939	(349)	1,590
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-		-	2	-	2
Own shares acquired	-	-	-	(14)	-		-	(14)	-	(14)
Balance as at
June 30, 2017	26,597	77,729	(643)	(1,999)	2,366	492	(13,109)	91,433	(1,085)	90,348

	Attributable to owners of the Company
					Translation
			Retained		reserve	Presentation
			earnings		from	currency		Non-
	Share	Share	(Accumulated	Treasury	foreign	translation		controlling	Total
	capital	premium	Deficit)	shares	operations	reserve	Total	interests	Equity
	US$ in thousands
	Unaudited
For the six months ended June 30, 2016

Balance as at
January 1, 2016	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065
Loss for the period	-	-	(1,476)	-	-	-	(1,476)	(195)	(1,671)
Other comprehensive loss	-	-	-	-	(267)	2,018	1,751	-	1,751
Total comprehensive loss	-	-	(1,476)	-	(267)	2,018	275	(195)	80
Dividend distribution	-	-	(2,404)	-	-	-	(2,404)	-	(2,404)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	1	-	-	-	-	1	-	1
Own shares acquired	-	-	-	(8)	-	-	(8)	-	(8)
Balance as at
June 30, 2016	26,597	77,724	3,320	(1,980)	547	(14,011)	92,197	(463)	91,734

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
					Translation
			Retained		reserve	Presentation
			earnings		from	currency		Non-
	Share	Share	(Accumulated	Treasury	foreign	translation		controlling	Total
	capital	premium	Deficit)	shares	operations	reserve	Total	interests	Equity
	US$ in thousands
	Audited
For the year ended
December 31, 2016

Balance as at
January 1, 2016	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065
Loss for the period	-	-	(605)	-	-	-	(605)	(468)	(1,073)
Other comprehensive loss	-	-	-	-	(267)	(1,542)	(1,809)	-	(1,809)
Total comprehensive loss	-	-	(605)	-	(267)	(1,542)	(2,414)	(468)	(2,882)
Transactions with owners of the Company, recognized directly in equity:
Dividends to owners	-	-	(2,404)	-	-	-	(2,404)	-	(2,404)
Own shares acquired	-	-	-	(13)	-	-	(13)	-	(13)
Share-based payments	-	4	-	-	-	-	4	-	4
Balance as at
December 31, 2016	26,597	77,727	4,191	(1,985)	547	(17,571)	89,506	(736)	88,770

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the Six Months ended June 30, 2017	For the Six Months ended June 30, 2016	For the Year ended December 31, 2016
	US$ in thousands
	Unaudited	Unaudited	Audited
Cash flows from operating activities
Loss for the period	(5,183)	(1,671)	(1,073)
Adjustments for:
Financing expenses, net	5,526	2,755	3,056
Depreciation	2,378	2,518	4,884
Share-based payment	2	1	4
Share of loss (profits) of equity accounted investees	67	(312)	(1,505)
Payment of interest on loan from an equity accounted investee	-	-	5,134
Change in trade receivables and other receivables	(34)	(1,088)	(1,798)
Change in other assets	(21)	(113)	(805)
Change in accrued severance pay, net	1	-	(18)
Change in trade payables	131	124	850
Change in accrued expenses and other payables	(1,530)	(515)	1,955
Income tax expense	725	309	625
Income taxes paid	-	-	(54)
Interest received	244	144	251
Interest paid	(1,640)	(1,595)	(3,300)
Net cash from operating activities	666	557	8,206
Cash flows from investing activities
Acquisition of fixed assets	(4,451)	-	(5,388)
Advances on account of investments	(9,815)	(146)	(905)
Investment in equity accounted investee	-	(803)	(803)
Repayment of loan from an equity accounted investee	-	-	2,638
Decrease (increase) in restricted cash, net	3,387	-	(31)
Proceeds from marketable securities	-	1,008	6,511
Acquisition of marketable securities	(7,017)	-	(1,022)
Settlement of derivatives, net	(2,180)	-	-
Loans to others	(390)	-	-
Net cash from (used in) investing activities	(20,466)	59	1,000
Cash flows from financing activities
Dividend paid	-	(2,404)	(2,404)
Repayment of long-term loans and finance lease obligations	(827)	(645)	(1,169)
Proceeds from issuance of Debentures, net	33,707	-	-
Repayment of Debentures	-	-	(5,210)
Proceeds from long term loans	5,927	90	6,001
Repurchase of own shares	(14)	(8)	(13)
Net cash from (used in) financing activities	38,793	(2,967)	(2,795)

Exchange differences on balance of cash and cash equivalents	847	349	(1,478)
Increase (decrease) in cash and cash equivalents	19,840	(2,002)	4,933
Cash and cash equivalents at the beginning of the period	23,650	18,717	18,717
Cash and cash equivalents at the end of the period	43,490	16,715	23,650
Supplemental non-cash investing and financing activities -
Increase in loans from others related to fixed assets acquisition	2,030	-	-

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Financial Statements as at June 30, 2017

Note 1 – General

A.                Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company operating in the business of energy and infrastructure, and its operations currently mainly include production of renewable and clean energy. The Company owns sixteen photovoltaic plants (each, a "PV Plant" and, together, the "PV Plants") that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, the Company indirectly owns 9.375% of Dorad Energy Ltd. (hereinafter - "Dorad"), 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel and 51% of of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange (under the symbol "ELLO"). The address of the Company's registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

B. Material events in the reporting period

On March 14, 2017, the Company issued Series B Nonconvertible Unsecured Debentures due June 30, 2024 in a public offering in Israel in the aggregate principal amount of NIS 123,232 thousand (approximately $33,700 thousand based on the U.S. Dollar/NIS exchange rate at that time). The Series B Debentures bear fixed interest at the rate of 3.44% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were NIS 123,232 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions (partially paid in 2016), were approximately NIS 121,400 thousand (approximately $33,700 thousand).

In order to manage the currency risk resulting from the Series B Debentures, which are denominated in NIS, the Company executed currency swap transactions in April 2017. The Company exchanged Series B Debentures NIS denominated notional principal in the aggregate amount of NIS 83,232 thousand (approximately $ 23,800  thousand, based on the U.S. Dollar/Euro exchange rate as at June 30, 2017) with a Euro notional principal (currency swap transactions). Such currency swap transactions qualify for hedge accounting.

Note 2 - Basis of Preparation

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2016 (hereinafter – "the annual financial statements").
These condensed consolidated interim financial statements were authorized for issue on September 14, 2017.

B. Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Such judgments, estimates and assumptions are the same as those applied in the annual financial statements.  Actual results may differ from these estimates.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Financial Statements as at June 30, 2017

Note 2 - Basis of Preparation (cont'd)

C. Change in classification

During the six month period ended June 30, 2017, the Company changed the income statement classification of expenses related to project development from general and administrative expenses to project development costs to reflect more appropriately their nature and the way in which economic benefits are expected to be derived from the use of such costs. Comparative amounts were reclassified for consistency, which resulted in $713 thousand being reclassified from general and administrative expenses to project development costs for the six month period ended June 30, 2016. Furthermore, an amount of $2,434 thousand was reclassified as aforementioned for the year ended December 31, 2016.

Note 3 - Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements; Presented hereunder is a description of the accounting policies related to new transactions:

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent.

For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect profit or loss.

Cash flow hedges
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income directly in a hedging reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized through other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction occurs or is no longer expected to occur. If the forecasted transaction is no longer expected to occur, then the cumulative gain or loss previously recognized in the hedging reserve is recognized immediately in profit or loss. The amount recognized in the hedging reserve is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Financial Statements as at June 30, 2017

Note 3 - Significant Accounting Policies (cont'd)

New standards and interpretations not yet adopted

(1).              IFRS 9 (2014), Financial Instruments (hereinafter – "IFRS 9 (2014)")

Timing and method of initial application:
The Company is planning to adopt IFRS 9 (2014) as from January 1, 2018 without amending the comparative data, unless this is required in IFRS 9 (2014), but while adjusting balances of retained earnings and other components of equity as at January 1, 2018 (the initial date of application).

Material changes and expected effects of adopting the standard:
According to the new standard the basis of classification for financial assets that are debt instruments is the Company's business model for managing financial assets as well as the contractual cash flow characteristics of the financial asset. Therefore, the Company needs to measure the loans to investee, that essentially form part of the net investment, having a current carrying amount of $14.9  thousand (that are presently measured at amortized cost) at fair value through profit or loss, since their contractual cash flow characteristics do not include solely payments of principal and interest.

The new standard includes certain changes in hedge accounting rules such that additional hedging strategies used for risk management will qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014) and sets new principles for accounting for hedging instruments. As a result, the Company expects that hedging strategies presently used by it will continue to qualify for hedge accounting according to the new standard with certain changes in documentation and measurement of effectiveness.

(2).              IFRIC 23, Uncertainty Over Income Tax Treatments (hereinafter – "IFRIC 23")

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 for uncertainties in income taxes. According to IFRIC 23, when determining the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments, the entity should assess whether it is probable that the tax authority will accept its tax position. Insofar as it is probable that the tax authority will accept the entity's tax position, the entity will recognize the tax effects on the financial statements according to that tax position. On the other hand, if it is not probable that the tax authority will accept the entity's tax position, the entity is required to reflect the uncertainty in its accounts by using one of the following methods: the most likely outcome or the expected value. IFRIC 23 clarifies that when the entity examines whether or not it is probable that the tax authority will accept the entity's position, it is assumed that the tax authority with the right to examine any amounts reported to it will examine those amounts and that it has full knowledge of all relevant information when doing so. Furthermore, an entity shall reassess a judgment or estimate required by this Interpretation if the facts and circumstances on which the judgment or estimate was based change or as a result of new information that affects the judgment or estimate. IFRIC 23 also emphasizes the need to provide disclosures of the judgments and assumptions made by the entity regarding uncertain tax positions. IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. The interpretation includes two alternatives for applying the transitional provisions, so that companies can choose between retrospective application or prospective application as from the first reporting period in which the entity initially applied the interpretation. The Company has not yet commenced examining the effects of adopting IFRIC 23 on its consolidated financial position and results of operations.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Financial Statements as at June 30, 2017

Note 4 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Note 5 - Trade and Other Receivables

	June 30, 2017	December 31, 2016
	US$ in thousands
	Unaudited	Audited
Current Assets:
Other receivables
Government authorities	3,045	2,303
Income receivable	3,682	2,895
Interest receivable	117	41
Current tax	197	181
Current maturities of loan to an equity accounted investee	1,877	1,300
Trade receivable	151	345
Forward contracts	3,546	2,133
Prepaid expenses and other	810	754
	13,425	9,952
Non-current Assets:
Long term receivables
Advance tax payment	987	952
Forward contracts	933	2,341
Annual rent deposits	37	37
Other	420	101
	2,377	3,431

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Financial Statements as at June 30, 2017

Note 6 - Investee Companies and Other Investments

Information about investee companies and other investments

A.	U. Dori Energy Infrastructures Ltd. ("Dori Energy")-

The Company, through its wholly owned subsidiary, Ellomay Clean Energy Ltd. ("Ellomay Energy"), entered into an Investment Agreement (the "Dori Investment Agreement") with Amos Luzon Entrepreneurship and Energy Group Ltd. (formerly - Dori Group Ltd.) (the "Luzon Group"), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the "power plant"). Dorad holds production and supply licenses, both expiring in May 2034 and commenced commercial operation in May 2014.

Dorad provided guarantees in favor of the Israeli Public Utilities Authority – Electricity (the "Israeli Electricity Authority"), the Israeli Electric Company and the Israel Natural Gas Lines Ltd.. These guarantees were provided through Dorad's shareholders at their proportionate holdings, as required by the financing agreements executed by Dorad. Total performance guarantees provided by Dorad amounted to approximately NIS 163,000 thousand (approximately $46,600 thousand). The Company's indirect share of guarantees Dorad provided through its shareholders is approximately NIS 15,000 thousand (approximately $4,000 thousand).

Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael

As more fully described in Note 6 to the annual financial statements, Dori Energy and Dori Energy's representative on Dorad's board of directors previously filed a petition (the "Petition"), for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed against Zorlu Enerji Elektrik Uretim A.S, which holds 25% of Dorad ("Zorlu"), Zorlu's current and past representatives on Dorad's board of directors and Wood Group Gas Turbines Services Ltd. ("Wood Group") and several of its affiliates, all together, the Defendants. The petition requested, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant.  The statement of claim filed by Dori Energy and Mr. Hemi Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings 2006 Ltd. on February 23, 2017 in the arbitration proceeding (as detained below) included their claims included in the Petition, as amended, and a requirement that the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. In April 2017, the Defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Dori Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed that if the plaintiffs' claim against Zorlu was accepted and it is required to pay Dorad, it would consist a breach of the agreement between the shareholders of Dorad and in such case Zorlu will be entitled to be compensated by Dorad, Dori Energy and the Luzon Group up to the full amount of the claim. Similarly, also within its statement of defense, Edelcom filed a third party notice against Dori Energy claiming for compensation in the amount of $250 million. With respect to the said third party notices, the Company estimates (after consulting with legal counsel) that if the main (Derivative) claim is dismissed then the third party notices will be redundant, whereas if the main claim is accepted, it is more likely than not that the third party notices shall be rejected, as they are based on arguments similar to those raised by the defendants in their statements against of defense filed against the main claim.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Financial Statements as at June 30, 2017

Note 6 - Investee Companies and Other Investments (cont'd)

Information about investee companies and other investments (cont'd)

A.	U. Dori Energy Infrastructures Ltd. ("Dori Energy") (cont'd)-

Petition to Approve a Derivative Claim filed by Edelcom

As more fully described in Note 6 to the annual financial statements, Edelcom filed a petition for approval of a derivative action on behalf of Dorad (the "Edelcom Petition") against Ellomay Energy, the Luzon Group, Dori Energy and Dorad. The Edelcom Petition refers to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately $12.7 million) in consideration for management and entrepreneurship services. The Edelcom Petition claims that Dori Group breached its commitment with respect to its ownership percentage in Dorad included in the entrepreneurship agreement and requests that a derivative action be approved to recover an amount of NIS 49.4 million, plus linkage and interest, from the defendants.

Statement of Claim filed by Edelcom

As more fully described in Note 6 to the annual financial statements, Edelcom filed a statement of claim (the "Edelcom Claim"), with the Tel Aviv District Court against Dori Energy, Ellomay Energy, the Luzon Group, Dorad and the other shareholders of Dorad. In the Edelcom Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad's shareholders (the "Dorad SHA"), contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy's shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad's shares and the right of first refusal granted to Dorad's shareholders in the Dorad SHA.

As noted above, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceeding mentioned above, will be arbitrated before Judge (retired) Hila Gerstel.

On December 27, 2016, an arbitration agreement was executed pursuant to which all three proceeding discussed above will be arbitrated before Judge (retired) Hila Gerstel. The evidentiary hearings were scheduled for the beginning of 2018. It should also be noted that the parties agreed to try to conduct mediation proceedings without delaying the arbitration proceedings. The mediation proceedings ended in August 2017 without consent, and the dates of the arbitration proceedings remained the same. The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding.

Opening Motion filed by Edelcom

As more fully described in Note 6 to the annual financial statements, Edelcom filed an opening motion with the Economic Department of the Tel Aviv-Yaffo District Court against the Luzon Group, Dori Energy and Dorad (the "Opening Motion") in connection with the Luzon Group's proposal to issue debentures secured by, among other securities, a pledge on Dori Energy's shares that are held by the Luzon Group. In the Opening Motion, Edelcom contends that the creation of the security triggers the right of first refusal mechanism included in the Dorad SHA. During January 2017, after the Luzon Group amended its prospectus to reflect the issuance of unsecured debentures, Edelcom filed a motion to stop the Opening Motion

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Financial Statements as at June 30, 2017

Note 6 - Investee Companies and Other Investments (cont'd)

Information about investee companies (cont'd)

A.	U. Dori Energy Infrastructures Ltd. ("Dori Energy") (cont'd)-

On January 5, 2017, Ellomay Energy LP filed a request to join the proceeding as the outcome of the Opening Motion may materially affect its rights. The court approved Ellomay Energy LP's request. In March 2017, the Luzon Group filed an opening motion on its behalf requesting that the court rule on the issues raised in the Opening Motion. On August 31, 2017, the Court ruled that a pledge on Dori Energy's shares held by the Luzon Group as contemplated by the Luzon Group in its prospectus governing the debentures issued by the Luzon Group does not trigger a right of first refusal to any of Dorad's shareholders. The Court further determined that Edelcom will pay legal expenses to the Luzon Group and the other parties to the proceeding. The Luzon Group noted in its filing with the Israel Securities Authority that subject to the ruling becoming final and the passing of the appeal period on this ruling, its conditional undertaking to provide a pledge on its Dori Energy shares will become effective.

B.	Waste-to-energy ("WtE") Projects in the Netherlands -

Oude Tonge Anaerobic Digestion Project-

In June 2017, the financial closing of the project to construct an anaerobic digestion plan in Oude Tonge, The Netherlands (the "Oude Tonge Project"), occurred, whereby Coöperatieve Rabobank U.A. agreed to provide the following financing tranches: (i) two loans with principal amounts of Euro 3.15 million and Euro 1.7  million (which was not drawn down as of June 30, 2017), each with a fixed annual interest rate of 3.1% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project's facility to the grid and (ii) an on-call credit facility of Euro 100,000 with variable interest. The Oude Tonge Project executed an engineering, procurement and construction agreement with an affiliate of the entity that holds the remaining 49% of the project company (Ludan Energy Overseas B.V. ("Ludan")) and is expected to enter into an operation and maintenance agreement with an affiliate of Ludan, both based on terms already agreed to by the Company and Ludan. It is estimated that the duration of the construction of the Oude Tonge Project shall be approximately one year and the expected overall capital expenditure in connection with the Oude Tonge Project are approximately Euro 8,500 thousand (approximately $9,700 thousand).

C.	Pumped-storage project in the Manara Cliff in Israel ("Manara Project")-

In May 2017, the Israeli High Court dismissed the petition filed by Ellomay Pumped Storage (2014) Ltd. ("Ellomay PS") in March 2017 against the Israeli Minister of National Infrastructures, Energy and Water Resources, the Israeli Electricity Authority and the owner of the Kochav Hayarden pumped storage project ("KH"). In June 2017, the Court accepted an application filed by KH requesting that the Court maintain the NIS 2 million guarantee that was provided by Ellomay PS, due to costs and alleged damages caused to KH and the costs caused to the governmental authorities and ruled that the guarantee will be maintained by the Court for a period of three months pending a filing of a claim for damages by KH. According to the ruling, in case a claim will not filed by KH within the said three months, the guarantee will be returned to Ellomay PS. The dismissal of the petition does not change the Company's intention to continue promoting the Manara Project and the Company is examining various methods of action in that respect and the company believes that it is probable that a future economic benefits will result from this project.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Financial Statements as at June 30, 2017

Note 6 - Investee Companies and Other Investments (cont'd)

Information about investee companies (cont'd)

D.	New Projects –

•
In April 2017, the Company, through one of its subsidiaries, entered into a share purchase agreement (the "SPA"), pursuant to which it purchased and acquired the entire share capital of a Spanish company, Talasol Solar S.L. ("Talasol"), which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the "Project"). The SPA provides that the purchase price for Talasol's shares is Euro 10 million (approximately $10.9 million) and that this amount is to be deposited in escrow. The release of the amount from escrow is subject to customary conditions subsequent in these types of transactions, the occurrence of any of which by June 30, 2018 will allow the Company to automatically terminate the SPA. These conditions include receipt of certain regulatory approvals and entry into certain material agreements. The SPA further provides the sellers with rights to terminate the SPA in the event the regulatory approvals are granted and the Company or Talasol fail to take certain actions required in order to advance the Project. Such conditions subsequent were not met as of June 30, 2017.

•
In June 2017, the Company executed an agreement (the "Talmei Yosef Agreement") to acquire 100% of the equity of an Israeli company that owns (through its subsidiaries) a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp in Talmei Yosef, Israel (the "Talmei Yosef Project") from Solegreen Ltd. (TASE: SLGN). The Talmei Yosef Agreement provides that the Company will acquire 100% of the equity of the Israeli company, subject to certain conditions precedent, in consideration for an aggregate amount of NIS 39 million (approximately $11 million), subject to certain adjustments. The Talmei Yosef Project is approximately 80% financed by an Israeli consortium led by Israel Discount Bank. Such conditions precedent were not met as of June 30, 2017.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Financial Statements as at June 30, 2017

Note 7 - Financial Instruments

Fair value

(1)           Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2017
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	US$ in thousands
Non-current liabilities:
Debentures	73,951	77,926	-	-
Loans from banks and others (including current maturities)	27,961	-	28,710	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.25%
Finance lease obligations (including current maturities)	4,766	-	4,995	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.25%
	106,678	77,926	33,705	-

	December 31, 2016
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	US$ in thousands
Non-current liabilities:
Debentures	35,537	38,432	-	-
Loans from banks and others (including current maturities)	18,653	-	19,794	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%
Finance lease obligations (including current maturities)	4,562	-	4,615	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.85%
	58,752	38,432	24,409	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Financial Statements as at June 30, 2017

Note 7 - Financial Instruments (cont'd)

Fair value (cont'd)

(2)           Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:
—	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2017
	Level 1	Level 2	Level 3	Total
	US$ in thousands

Income receivable in connection with the Gilboa pumped storage project ("PSP Gilboa")	-	-	1,473	1,473
Marketable securities	-	8,007	-	8,007
Forward contracts	-	(1,894)	-	(1,894)
Swap contracts	-	(643)	-	(643)
Cross currency swap contracts	-	(126)	-	(126)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	US$ in thousands

PSP Gilboa	-	-	1,330	1,330
Marketable securities	-	1,023	-	1,023
Forward contracts	-	(50)	-	(50)
Swap contracts	-	(2,900)	-	(2,900)

   * Less than $ 1 thousand

   There have been no transfers from any Level to another Level during the six months ended June 30, 2017.

(3)           Details regarding fair value measurement at Levels 2 and 3

Swap contracts – fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties' credit risks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Financial Statements as at June 30, 2017

Note 7 - Financial Instruments (cont'd)

Fair value (cont'd)

Forward contracts – fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties' credit risks.

Income receivable in connection with PSP Gilboa - the fair value is estimated according to the cash flows expected to be received 4.5 years following the financial closing of PSP Gilboa, discounted at a weighted interest rate reflecting the credit risk of the debtor.